FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:   ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

TURKCELL’S 2008 YEAR END SUBSCRIBERS

REACH 37 MILLION

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange

                           ISTANBUL

Special Subjects:

Turkcell grew its subscriber base by 5% to 37.0 million in Turkey as of December 31, 2008 in a year characterised by intense market activity and competition. At the end of the fourth quarter of 2008, our post paid subscriber reached 7.5 million and pre-paid 29.5 million. The total number of subscribers as of December 31, 2007 stood at 35.4 million.

We gained 1.6 million net subscribers in 2008: this includes the addition of 650,000 net subscribers in the fourth quarter of 2008 alone, maintaining its leadership in the market. Of the net subscribers that we gained in the market during the last quarter of 2008, 43% were post-paid subscribers.

“We are delighted that Turkish consumers have continued to show their preference for Turkcell in 2008, particularly in view of the intense competition that resulted from the implementation of Mobile Number Portability (“MNP”), on November 9, 2008. MNP has given a chance to consumers for choosing alternative operators, however in line with our expectations, it did not change the balance in the market.

In 2008, we continued to offer campaigns to our individual and corporate customers in line with their needs and usage habits and maintained our leadership in coverage and quality. In the coming periods, we will continue to keep our leader position by easing and enriching the lives of our subscribers.”said Koray Ozturkler Turkcell Chief Corporate Affairs Officer.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavors to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin	Gonca Yilmaz Batur
Investor & Int. Media Relations	Procurement & Contract Management
06.02.2009, 12:30	06.02.2009, 12:30

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: February 6, 2009	By:	/s/ Nihat Narin
Name: Nihat Narin Title: Investor & Int. Media Relations

TURKCELL ILETISIM HIZMETLERI A.S.
Date: February 6, 2009	By:	/s/ Gonca Yilmaz Batur
Name: Gonca Yilmaz Batur Title: Procurement & Contract Management